                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K



(Mark One)

/X/   Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
      1934

For the fiscal year ended DECEMBER 31, 1998

                                       or

/ / Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from             to
                               ----------      ----------



                           Commission File No. 1-3548




                    MINNESOTA POWER AND AFFILIATED COMPANIES
                          SUPPLEMENTAL RETIREMENT PLAN
                            (Full Title of the Plan)

                          -----------------------------

                              Minnesota Power, Inc.
                             30 West Superior Street
                          Duluth, Minnesota 55802-2093

                          (Name of issuer of securities
                          held pursuant to the Plan and
                          the address of its principal
                                executive office)
                          -----------------------------

                                  INDEX


                                                                        Page

Report of Independent Accountants                                         1

Statement of Net Assets Available for Plan Benefits                       2

Statement of Changes in Net Assets Available for Plan Benefits            3

Notes to Financial Statements                                             4

Supplemental Schedules

         Schedule I:     Investments Held                                12

         Schedule II:    Transactions in Excess of 5% of Fair
                         Value of Plan Assets                            13

Signatures                                                               14

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator
of the Minnesota Power and Affiliated
Companies Supplemental Retirement Plan


In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Minnesota Power and Affiliated Companies Supplemental Retirement Plan at December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 9, 1999

                    MINNESOTA POWER AND AFFILIATED COMPANIES
                          SUPPLEMENTAL RETIREMENT PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                    Thousands


                                                          DECEMBER 31,
                                                  1998                   1997
--------------------------------------------------------------------------------
ASSETS

     INVESTMENTS, AT FAIR/CONTRACT VALUE

         Guaranteed Investment Contracts        $ 16,465               $ 18,405

         Pooled Investment Contracts               2,464                      -

         Minnesota Power, Inc.
           Common Stock                           18,584                 17,929

         Mutual Fund Securities                   52,050                 39,590

         Money Market Securities                      16                     54

         Loans Receivable from
           Participants                            2,068                  1,882
                                                --------               --------

              Total Investments                   91,647                 77,860

     CASH                                             98                     11
                                                --------               --------

NET ASSETS AVAILABLE FOR PLAN BENEFITS          $ 91,745               $ 77,871
                                                ========               ========









--------------------------------------------------------------------------------
        The accompanying notes are an integral part of these statements.

                    MINNESOTA POWER AND AFFILIATED COMPANIES
                          SUPPLEMENTAL RETIREMENT PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                    Thousands


                                                            YEAR ENDED
                                                           DECEMBER 31,
                                                    1998                  1997
--------------------------------------------------------------------------------

SOURCES OF NET ASSETS

     Participant Contributions                  $  6,137              $  5,546

     Employer Contributions                          117                    48

     Interest Income                               1,146                 1,167

     Dividend Income                               2,376                 3,431

     Net Unrealized Appreciation in Aggregate
         Fair Value of Securities                  6,643                 9,470

     Participants' Loan Interest Income              182                   150

     Net Realized Gain on Sale of Securities          49                   374
                                                --------              --------

                                                  16,650                20,186
APPLICATION OF NET ASSETS

     Transfers to Retirement Plans                  (479)                 (624)

     Benefit Distributions                        (2,287)               (2,372)

     Administrative Expenses                         (10)                   (9)
                                                --------              --------

INCREASE IN NET ASSETS                            13,874                17,181

NET ASSETS AVAILABLE FOR PLAN BENEFITS

     Beginning of Year                            77,871                60,690
                                                --------              --------

     End of Year                                $ 91,745              $ 77,871
                                                ========              ========










--------------------------------------------------------------------------------
        The accompanying notes are an integral part of these statements.

                    MINNESOTA POWER AND AFFILIATED COMPANIES
                          SUPPLEMENTAL RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

         The Minnesota Power and Affiliated Companies Supplemental Retirement Plan (SRP) provides benefits for eligible employees of Minnesota Power, Inc. (Minnesota Power); Superior Water, Light and Power Company; and MP Affiliated Resources, Inc. (collectively, the Companies). The SRP is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

           - Participant contributions to the SRP consist of the following:

             - Flexible Dollar Contributions.  Flexible dollar contributions for the non-union participants are up to 3 percent of each participant's compensation, up to a maximum compensation of $160,000 in 1998. The contribution is equal to an amount the participant has elected to contribute to the SRP and included in the participant's before-tax account.

             - Salary  Reduction   Contributions   (Before-Tax   Contributions).
               Before-tax contributions are equal to an amount the participant has elected to reduce his or her compensation pursuant to a salary reduction agreement. Before-tax contributions may not exceed $10,000 in 1998, as permitted under Section 401(k) of the Internal Revenue Code of 1986 (Code).

             - Results Sharing Contributions.  Results sharing contributions are equal to the portion (up to 100 percent) of the Results Sharing Award the participant irrevocably agrees to forgo and that, pursuant to the Minnesota Power Results Sharing Program, would otherwise be paid to the participant. Results sharing contributions are included in the participant's before-tax account and subject to limitations under Section 401(k) of the Code.

             - Voluntary   Contributions   (After-Tax    Contributions).    Each
               participant is also allowed to make voluntary after-tax contributions to the SRP through payroll deductions or lump-sum contributions. Total voluntary contributions made by a participant for all fiscal years since July 1, 1980 shall not exceed 8.5 percent of the aggregate compensation received for all years since becoming a participant less the amount of voluntary contributions made to either the Minnesota Power and Affiliated Companies Retirement Plan A or Plan B.

             - Rollovers. Contributions by participants may also be made through rollovers from other qualified plans.

           - Employer contributions to the SRP consist of non-elective contributions equal to 0.5 percent of each union participant's compensation, up to a maximum compensation of $160,000 in 1998. Employer contributions are included in the participant's before-tax account.


VESTING

         All   contributions   plus  actual   earnings   are  fully  vested  and
nonforfeitable.


LOAN PROGRAM

         The SRP allows participants to borrow money from their SRP accounts. A participant may borrow up to $50,000 or 50 percent of their total account balances, whichever is less, for up to 5 years for a general purpose loan and 10 years for the acquisition of a primary residence. A fixed interest rate of the prime rate plus 1 percent, but not less than the Minnesota Power Employees Credit Union share secured rate, is charged until the loan is repaid. As loans are repaid, principal and interest amounts are redeposited into the participant's SRP accounts.

PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contribution and their share of the Companies' contributions. Income from the SRP's investment funds is allocated to each participant's account based upon their ownership interest in each fund.

         Every December participants are required to make an election as to contributions to the SRP for the subsequent year. Funds may be transferred between investment options once a month with at least 10 days written notice to Minnesota Power's Benefits Accounting and Administration. A brief description of the Plan's investment options follows. For a detailed description of the investment options and respective risk profiles refer to the fund prospectus.

         - Minnesota Power Common Stock Fund seeks capital appreciation and current income by investing in the common stock of Minnesota Power.

         - Heartland Value Fund seeks long-term capital appreciation by investing primarily in equity securities of small companies with market capitalization of less than $500 million selected on a value basis.

         - Fidelity Magellan Fund seeks capital appreciation by investing in securities of domestic, foreign and multinational issuers.

         - Vanguard Institutional Index Fund seeks to match, as closely as possible, the performance of the Standard & Poor's 500 Composite Stock Price Index, which invests in stocks of large U.S. companies.

         - Vanguard Short Term Federal Portfolio invests primarily in U.S. Government agency securities, which are debt obligations issued or guaranteed by agencies or instrumentalities of the U.S. Government. This fund may also invest in U.S. Treasury securities, as well as in repurchase agreements collateralized by the United States.

         - BlackRock Funds Small Cap Growth Equity Portfolio seeks small cap stocks considered to have favorable and above-average earnings growth prospects versus the fund's benchmark, the Russell 2000 Growth Index. This fund replaced IAI Emerging Growth Fund in 1997.

         - Templeton Institutional Funds, Inc. Foreign Equity Series seeks long-term capital growth through a flexible policy investing in equity securities and debt obligations of companies and governments outside the United States. This fund replaced IAI International Developed Market Fund in 1997.

         - Templeton Institutional Funds, Inc. Emerging Market Series seeks long-term capital growth by investing primarily in equity securities of issuers in countries having emerging markets.

         - Janus Balanced Fund seeks long-term capital growth consistent with preservation of capital and balanced by current income. This fund invests in securities selected primarily for their growth or income potential. This fund replaced the Fidelity Balanced Fund in 1997.

         - Fixed Income Fund is a conservative fund consisting of guaranteed investment contracts (GICs) with insurance companies and pooled investment contracts (PICs) managed by American Express Trust Company.

            - GICs are guaranteed by the issuing insurance company and supported by the insurance industry, and not guaranteed by the federal government.

            - American  Express  Trust  Income  Fund I is an  actively  managed, diversified pool of stable value contracts of varying maturity, size and yield. This fund seeks to preserve principal and income while maximizing current income by investing in pooled insurance investment contracts, bank investment contracts and stable value contracts regulated by the Securities and Exchange Commission and federal and state bank regulators.

         While participants are active employees, they may withdraw money as a loan from their before-tax account. After age 59 1/2, participants may withdraw the full amount of their before-tax account. After-tax accounts may be withdrawn at specified times during the year by participants of any age. When participants terminate employment, become disabled or die, they or their beneficiaries may elect to receive the vested amount of all their SRP accounts. Upon retirement participants may elect to transfer the vested amount of their SRP account balances to the Minnesota Power and Affiliated Companies Retirement Plan A or Plan B.

         Minnesota Power maintains the participants' records and issues a quarterly report to each participant showing the status of individual accounts. At December 31, 1998 there were 1,669 participants in the SRP.

ADMINISTRATION

         The  SRP  is  administered  by the  Employee  Benefit  Plans  Committee
(Committee). The address of the Committee is 30 West Superior Street, Duluth, Minnesota 55802-2093. The responsibility of the Committee includes the determination of compliance with the SRP's eligibility requirements as well as the administration and payment of benefits all in a manner consistent with the terms of the SRP and applicable law. The Committee has the authority to designate persons to carry out fiduciary responsibilities (other than trustee responsibilities) under the SRP. The Committee has the power to appoint an investment manager or managers. Administration fees and expenses of agents, outside experts, consultants, and investment managers are paid by the Companies or the SRP. The Committee may from time to time establish, modify and repeal rules for the administration of the SRP as may be necessary to carry out the purpose of the SRP. Members of the Committee receive no compensation for their services with respect to the SRP.

         As of June 1, 1999 the members of the Committee, all employees of Minnesota Power, and their respective titles are as follows:

                Name                                   Title
         -----------------         ---------------------------------------------
         Robert D. Edwards         Executive Vice President and
                                   President - Minnesota Power Electric (1)
         David G. Gartzke          Senior Vice President - Finance and
                                   Chief Financial Officer
         Roger P. Engle            Vice President - Minnesota Power Electric and
                                   President - Superior Water, Light and Power
                                   Company
         Philip R. Halverson       Vice President, General Counsel and Secretary
         Donald J. Shippar         Senior Vice President - Minnesota Power
                                   Electric
         Claudia S. Welty          Vice President - Information Technology
         Mark A. Schober           Controller
         Lori A. Collard           President - Electric Outlet, Inc.
         Brenda J. Flayton         Vice President - Human Resources
         Alan R. Hodnik            Manager - Laskin Energy Center
         Jeweleon W. Tuominen      Manager - Executive Compensation and Employee
                                   Benefits
----------------------
(1) Committee Chairman

         North Shore Bank of Commerce is retained as Trustee (Trustee) for the SRP. The Trustee's main office is located at 131 West Superior Street, Duluth, Minnesota 55802. The Trustee carries blanket bond insurance in the amount of $2 million.

PLAN TERMINATION

         The Companies reserve the right to reduce, suspend, or discontinue their contributions at any time or to terminate the SRP subject to the provisions of ERISA and the Code. In the event of SRP termination, all of the account balances of the participants will be fully vested and nonforfeitable, and distribution will be made in accordance with the terms of the SRP.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

         The SRP uses the accrual basis of accounting and accordingly reflects income in the year earned and expenses when incurred.

         Mutual funds, money market securities and Minnesota Power common stock are reported at fair value based on quoted market prices. GIC and PIC amounts are reported at contract value which represents the purchase price of the contract plus accrued interest.
Participants' loans are reported at cost which approximates fair value.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to (i) make estimates and assumptions that affect the reported amounts of assets and liabilities, (ii) disclose contingent liabilities at the date of the financial statements and
(iii) report amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.



NOTE 3 - FEDERAL INCOME TAX STATUS

         A favorable determination letter dated December 12, 1995 was obtained from the Internal Revenue Service stating that the SRP, as amended and restated effective January 1, 1992, qualifies as a profit sharing plan under Section 401(a) of the Code.



NOTE 4 - GUARANTEED INVESTMENT CONTRACTS
Thousands
                                                                Contract Value
                                                 Crediting       December 31,
                                               Interest Rate    1998      1997
--------------------------------------------------------------------------------

Provident Life and Accident Insurance Company
         Due 1998                                   7.06%                $ 3,100
Allstate Life Insurance Company
         Due 1998                                   7.14%                  2,472
Aetna Life Insurance Company
         Due 1999                                   6.06%     $ 2,695      2,537
Provident Mutual Insurance Company
         Due 1999                                   5.80%       2,130      2,014
SunAmerica Life Insurance Company
         Due 2000                                   6.00%       2,150      2,028
Jackson National Life Insurance Company
         Due 2000                                   6.30%       3,368      3,169
Commonwealth Life Insurance Company
         Due 2001                                   6.67%       2,008      1,883
Protective Life Insurance Company
         Due 2001                                   6.17%       2,089      1,202
Continental Assurance Company
         Due 2001                                   5.88%       2,025          -
                                                              -------    -------
                                                              $16,465    $18,405
                                                              =======    =======

Average Yield                                                  6.51%      6.47%

NOTE 5 - CHANGES IN SRP ASSETS FOR PARTICIPANT DIRECTED ACCOUNTS
Thousands

         The table below summarizes the changes in SRP assets for each investment fund for the year ended December 31, 1998.

                                                    Fixed
                                                   Income
                                                    Fund                         Mutual Fund Securities
                                                  --------       ---------------------------------------------------
                                                                                            Vanguard      Vanguard
                                                                  Heartland   Fidelity    Institutional  Short Term
                                                  GICs and          Value     Magellan        Index        Federal
                                                    PICs            Fund        Fund          Fund        Portfolio
Sources of Net Assets

   Participant Contributions                     $     700      $    860     $     655      $  1,294       $   147

   Employer Contributions                               55             9             8            13             1

   Interest Income                                   1,146

   Dividend Income                                                   102           761           250            73

   Net Unrealized Appreciation
     (Depreciation) in Aggregate
     Fair Value of Securities                                       (620)        3,281         2,393            16

   Participants' Loan Repayments,
     Including Interest                                311            50           124           104            10

   Net Gain (Loss) on Sale of Securities                             (41)           97            78             1
                                                 ---------      --------     ---------      --------       -------
                                                     2,212           360         4,926         4,132           248

Application of Net Assets

   Transfers to Retirement Plans                      (479)

   Benefit Distributions                            (1,435)          (80)         (211)         (116)          (14)

   Loans to Participants                            (1,066)

   Administrative Expenses                             (10)
                                                 ---------      --------     ---------      --------       -------

Increase (Decrease) in Net Assets                     (778)          280         4,715         4,016           234

Net Transfers                                        1,304          (344)         (368)          448           260

Net Assets Available for Plan Benefits


  Beginning of Year <F1>                            18,416         4,606        12,266         8,649         1,055
                                                 ---------      --------     ---------      --------       -------
   End of Year <F2>                              $  18,942      $  4,542     $  16,613      $ 13,113       $ 1,549
                                                 =========      ========     =========      ========       =======

                                       8





                                                                       Mutual Fund Securities (Continued)
                                                     -------------------------------------------------------------------
                                                      BlackRock          Templeton                           Templeton
                                                     Funds Small       Institutional                       Institutional
                                                     Cap Growth         Funds, Inc.         Janus           Funds, Inc.
                                                       Equity             Foreign         Balanced           Emerging
                                                      Portfolio         Equity Series       Fund           Market Series

Sources of Net Assets

   Participant Contributions                          $   782            $   246          $    849           $   297

   Employer Contributions                                   8                  2                 7                 3

   Interest Income

   Dividend Income                                                           150               147                43

   Net Unrealized Appreciation
     (Depreciation) in Aggregate
     Fair Value of Securities                             377                 22             1,281              (374)

   Participants' Loan Repayments,
     Including Interest                                    60                 26                40                26

   Net Gain (Loss) on Sale of Securities                  (21)                 8                56               (74)
                                                      -------            -------          --------           -------
                                                        1,206                454             2,380               (79)

Application of Net Assets

   Transfers to Retirement Plans

   Benefit Distributions                                  (35)               (10)              (31)              (23)

   Loans to Participants

   Administrative Expenses
                                                      -------            -------          --------           -------

Increase (Decrease) in Net Assets                       1,171                444             2,349              (102)

Net Transfers                                            (584)                12               171              (240)

Net Assets Available for Plan Benefits

   Beginning of Year <F1>                               4,730              1,776             4,280             2,228
                                                      -------            -------          --------           -------
   End of Year <F2>                                   $ 5,317            $ 2,232          $  6,800           $ 1,886
                                                      =======            =======          ========           =======








                                                      Minnesota            Loans
                                                        Power            Receivable
                                                       Common               from                Total
                                                        Stock           Participants           Changes
Sources of Net Assets

   Participant Contributions                         $    307                                 $   6,137

   Employer Contributions                                  11                                       117

   Interest Income                                                                                1,146

   Dividend Income                                        850                                     2,376

   Net Unrealized Appreciation
     (Depreciation) in Aggregate
     Fair Value of Securities                             267                                     6,643

   Participants' Loan Repayments,
     Including Interest                                   275            $   (844)                  182

   Net Gain (Loss) on Sale of Securities                  (55)                                       49
                                                     --------            --------             ---------
                                                        1,655                (844)               16,650

Application of Net Assets

   Transfers to Retirement Plans                                                                   (479)

   Benefit Distributions                                 (296)                (36)               (2,287)

   Loans to Participants                                                    1,066                     0

   Administrative Expenses                                                                          (10)
                                                     --------            --------             ---------

Increase (Decrease) in Net Assets                       1,359                 186                13,874

Net Transfers                                            (659)                                        0

Net Assets Available for Plan Benefits

   Beginning of Year <F1>                              17,983               1,882                77,871
                                                     --------            --------             ---------
   End of Year <F2>                                  $ 18,683            $  2,068             $  91,745
                                                     ========            ========             =========

--------------

<F1>  Balances include $54 of short-term money market securities of which $43 was being held to be invested in  Minnesota  Power Common Stock and the balance for participant distributions. Balances also include
      $11 in cash.

<F2>  Balances include $16 of short-term money market securities which were being held for participant distributions and $98 in cash which was being held to be invested in Minnesota Power Common Stock.


NOTE 5 - CHANGES IN SRP ASSETS FOR PARTICIPANT DIRECTED ACCOUNTS
Thousands

         The table below summarizes the changes in SRP assets for each investment fund for the year ended December 31, 1997.

                                            Fixed
                                           Income
                                            Fund                           Mutual Fund Securities
                                          --------     -----------------------------------------------------------
                                                                                Vanguard      Vanguard       IAI
                                                       Heartland   Fidelity   Institutional  Short Term    Emerging
                                                         Value     Magellan       Index        Federal      Growth
                                             GICs        Fund        Fund         Fund        Portfolio      Fund
Sources of Net Assets

   Participant Contributions              $    684      $   740   $    588      $   924      $   125       $   534

   Employer Contributions                       25            2          3            7

   Interest Income                           1,166

   Dividend Income                                          573        808          191           61            50

   Net Unrealized Appreciation
     (Depreciation) in Aggregate
     Fair Value of Securities                               117      1,704        1,665            2

   Participants' Loan Repayments,
     Including Interest                        289           32         82           64            6            42

   Net Gain (Loss) on Sale of Securities                     53        208          127           (1)         (360)
                                          --------      -------   --------      -------      -------       -------
                                             2,164        1,517      3,393        2,978          193           266

Application of Net Assets

   Transfers to Retirement Plans              (624)

   Benefit Distributions                      (861)        (101)      (300)        (165)         (58)          (33)

   Loans to Participants                    (1,098)

   Administrative Expenses                      (9)
                                          --------      -------   --------      -------      -------       -------

Increase (Decrease) in Net Assets             (428)       1,416      3,093        2,813          135           233

Net Transfers                                1,527          397     (1,626)         236          (63)       (4,443)

Net Assets Available for Plan Benefits

   Beginning of Year <F1>                   17,317        2,793     10,799        5,600          983         4,210
                                          --------      -------   --------      -------      -------       -------
   End of Year <F2>                       $ 18,416      $ 4,606   $ 12,266      $ 8,649      $ 1,055       $     0
                                          ========      =======   ========      =======      =======       =======


                                       10


                                                                   Mutual Fund Securities (Continued)
                                           ---------------------------------------------------------------------------------
                                           BlackRock       IAI          Templeton                                Templeton
                                           Funds Small International  Institutional                            Institutional
                                           Cap Growth   Developed      Funds, Inc.     Fidelity      Janus      Funds, Inc.
                                             Equity       Market         Foreign       Balanced    Balanced      Emerging
                                           Portfolio       Fund       Equity Series      Fund        Fund      Market Series
Sources of Net Assets

   Participant Contributions                $   398       $   119         $   98                    $   742       $   333

   Employer Contributions                         3                            1                          1             2

   Interest Income

   Dividend Income                              235            39             76                        438           128

   Net Unrealized Appreciation
     (Depreciation) in Aggregate
     Fair Value of Securities                   (11)                        (133)                       148          (460)

   Participants' Loan Repayments,
     Including Interest                          24            10              8                         32            30

   Net Gain (Loss) on Sale of Securities         (5)          111             (1)       $   70                         31
                                            -------       -------         ------        ------      -------       -------
                                                644           279             49            70        1,361            64

Application of Net Assets

   Transfers to Retirement Plans

   Benefit Distributions                        (33)          (33)           (24)          (10)        (160)          (69)

   Loans to Participants

   Administrative Expenses
                                            -------       -------         ------        ------      -------       -------
Increase (Decrease) in Net Assets               611           246             25            60        1,201            (5)

Net Transfers                                 4,119        (1,781)         1,751        (2,576)       3,079           172

Net Assets Available for Plan Benefits

   Beginning of Year <F1>                         0         1,535              0         2,516            0         2,061
                                            -------       -------         ------        ------      -------       -------
   End of Year <F2>                         $ 4,730       $     0         $1,776        $    0      $ 4,280       $ 2,228
                                            =======       =======         ======        ======      =======       =======




                                             Minnesota        Loans
                                               Power       Receivable
                                              Common          From           Total
                                               Stock      Participants      Changes
Sources of Net Assets

   Participant Contributions                 $   261                        $ 5,546

   Employer Contributions                          4                             48

   Interest Income                                 1                          1,167

   Dividend Income                               832                          3,431

   Net Unrealized Appreciation
     (Depreciation) in Aggregate
     Fair Value of Securities                  6,438                          9,470

   Participants' Loan Repayments,
     Including Interest                          218        $   (687)           150

   Net Gain (Loss) on Sale of Securities         141                            374
                                             -------        --------        -------
                                               7,895            (687)        20,186

Application of Net Assets

   Transfers to Retirement Plans                                               (624)

   Benefit Distributions                        (448)            (77)        (2,372)

   Loans to Participants                                       1,098              0

   Administrative Expenses                                                       (9)
                                             -------        --------        -------
Increase (Decrease) in Net Assets              7,447             334         17,181

Net Transfers                                   (792)                             0

Net Assets Available for Plan Benefits

   Beginning of Year <F1>                     11,328           1,548         60,690
                                             -------        --------        -------
   End of Year <F2>                          $17,983        $  1,882        $77,871
                                             =======        ========        =======
---------------

<F1>  Balances  include $110 of short-term  money market  securities of which $80 was being held to be invested in Minnesota Power Common Stock and the balance for participant distributions.

<F2>  Balances include $54 of short-term money market securities of which $43 was being held to be invested in Minnesota Power Common Stock and the balance for participant distributions. Balances also include $11 in cash.



                                                                     Schedule I
                    MINNESOTA POWER AND AFFILIATED COMPANIES
                          SUPPLEMENTAL RETIREMENT PLAN
                          SCHEDULE OF INVESTMENTS HELD
                                DECEMBER 31, 1998
                                    Thousands

                                                                                                           Fair/
                                                                          Number of                      Contract
             Description                                                   Shares           Cost           Value
-----------------------------------------------------------------------------------------------------------------
Guaranteed Investment Contracts
     Aetna Life Insurance Company
         6.06% due 1999                                                                 $   2,695       $  2,695
     Provident Mutual Insurance Company
         5.80% due 1999                                                                     2,130          2,130
     SunAmerica Life Insurance Company
         6.00% due 2000                                                                     2,150          2,150
     Jackson National Life Insurance Company
         6.30% due 2000                                                                     3,368          3,368
     Commonwealth Life Insurance Company
         6.67% due 2001                                                                     2,008          2,008
     Protective Life Insurance Company
         6.17% due 2001                                                                     2,089          2,089
     Continental Assurance Company
         5.88% due 2002                                                                     2,025          2,025
                                                                                        ---------       --------
              Total Guaranteed Investment Contracts                                        16,465         16,465
                                                                                        ---------       --------

Pooled Investment Contracts
     American Express Trust Income Fund I                                    51             2,464          2,464
                                                                                        ---------       --------

Minnesota Power, Inc. Common Stock *                                        425 **         11,783         18,584
                                                                                        ---------       --------

Mutual Fund Securities
     Heartland Value Fund                                                   155             4,844          4,542
     Fidelity Magellan Fund                                                 137            10,558         16,611
     Vanguard Institutional Index Fund                                      116             8,445         13,113
     Vanguard Short Term Federal Portfolio                                  151             1,529          1,549
     BlackRock Small Cap Growth Equity Portfolio                            242             4,932          5,317
     Templeton Institutional Fund Foreign Equity Series                     126             2,327          2,232
     Janus Balanced Fund                                                    347             5,383          6,800
     Templeton Institutional Fund Emerging Market Series                    227             2,567          1,886
                                                                                        ---------       --------
              Total Mutual Funds                                                           40,585         52,050
                                                                                        ---------       --------

Money Market Securities
     Dreyfus Institutional Government Securities Fund,
         Floating Interest Rate with No Maturity Date                                          16             16
                                                                                        ---------       --------

Loans Receivable from Participants * - 7% to 10%                                                -          2,068
                                                                                        ---------       --------

Total Investments                                                                       $  71,313        $91,647
                                                                                        =========        =======
----------------------
*    Party-in-interest
**   Does not reflect Minnesota Power's  two-for-one  Common Stock split effective March 2, 1999.

The above data was prepared from information certified as complete and accurate by North Shore Bank of Commerce, the plan Trustee.


                                                                    Schedule II

                    MINNESOTA POWER AND AFFILIATED COMPANIES
                          SUPPLEMENTAL RETIREMENT PLAN
                      SCHEDULE OF TRANSACTIONS IN EXCESS OF
                         5% OF FAIR VALUE OF PLAN ASSETS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                              Dollars in Thousands


                                    Purchases
-------------------------------------------------------------------------------

                                           Aggregate Purchase
                                             Price and Fair
                                                Value on             Number of
            Description                     Transaction Dates      Transactions
            -----------                    ------------------      ------------

Dreyfus Institutional Government Series          $7,100                201
Protective Life Insurance Company                $2,853                 21
Continental Assurance Company                    $3,200                 17






                                      Sales
-------------------------------------------------------------------------------

                                             Aggregate
                                   ----------------------------
                                     Net
                                   Cost of     Sale       Gain/      Number of
      Description                   Asset      Price     (Loss)    Transactions
      -----------                  ----------------------------    ------------

Dreyfus Institutional
  Government Series                 $7,161    $7,161        0           148
Protective Life Insurance
  Company                           $2,028    $2,028        0            15
Continental Assurance Company       $1,217    $1,217        0            15








--------------
The above data was prepared from information certified as complete and accurate by North Shore Bank of Commerce, the plan Trustee.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        Minnesota Power and Affiliated Companies
                                             Supplemental Retirement Plan
                                        ----------------------------------------
                                                    (Name of Plan)


June 14, 1999                        By               R.D. Edwards
                                        ----------------------------------------
                                                      R.D. Edwards
                                                        Chairman,
                                            Employee Benefit Plans Committee

                                INDEX TO EXHIBITS



Exhibit
-------

     a   -    Consent of Independent Accountants

                                                                       Exhibit a



                       CONSENT OF INDEPENDENT ACCOUNTANTS



We  hereby  consent  to the  incorporation  by  reference  in  the  Registration
Statement on Form S-8 (No. 333-26755) of the Minnesota Power and Affiliated Companies Supplemental Retirement Plan of our report dated June 9, 1999 appearing on page 1 of this Annual Report of the Minnesota Power and Affiliated Companies Supplemental Retirement Plan on Form 11-K for the year ended December 31, 1998.

PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 11, 1999